Exhibit 99(m)
IES EMPLOYEE CALLS GUIDELINE

[The following Q&A was developed to help phone solicitors respond to employment related questions from IES employees]

IES/MEC Merger

Q. What will be the impact of the merger on employment levels at MidAmerican Energy and IES?

A. We believe there will be excellent employment opportunities for both MidAmerican and IES employees in the combined company. A reduction of 448 positions is estimated as a result of the merger.

Q.  How will the reductions be made?

A. Any job reductions would be accomplished through attrition and other voluntary methods. We do not anticipate involuntary separations being required in the proposed merged company. Utility industry annual attrition was at 4% prior to the merger. Based on MidAmerican Energy's current employment level of 3,376 and the addition of IES's 2,317 employees, we could expect an annual attrition of 228 employees (3376 + 2317 x 4%). In addition, MidAmerican is currently 156 positions below authorized staffing levels. In anticipation of the merger, MidAmerican is currently restricting the filling of open positions.

Q.  Will labor contracts be affected?

A.  No.  All labor contracts will be in force according to their terms.

Q.  Who will run the combined company?

A. A number of IES directors may be asked to join the MidAmerican Board of Directors.

Q. How does the MidAmerican service territory compare with the IES service territory?

A. The two companies have contiguous and overlapping service territories. We have a common presence in Cedar Rapids, Ottumwa, Storm Lake, Carroll and Shenandoah.

Q.  Why did MidAmerican wait until the "11th hour" to propose this merger?

A. One of MidAmerican's predecessors entered into a standstill agreement with IES that did not allow MidAmerican to approach IES until August 1, 1996. MidAmerican responded very quickly following this date.

Q.  Why is this being referred to as a hostile takeover?

A. It is unfortunate that the merger has been portrayed as hostile. Please do not regard this proposal as hostile in any way; we are simply trying to do what we believe is best for the shareholders, customers and employees of both IES and MidAmerican.

Q.  What happens if the vote on September 5 is no?

A. MidAmerican's management will initiate discussions with IES management concerning a business combination. There can be no assurance that IES management will be open to such discussions.

Q.  Where would the headquarters be located if the merger is successful?

A. The corporate headquarters would be located in Des Moines, centrally located to the combined company's service territory. There would be a strong presence maintained in the communities being served. It is too early to determine where efficiencies can be gained.

Q.  How many employees does MidAmerican have?

A. As of July 31, 1996, MidAmerican has 3376 full-time utility employees. MidAmerican is currently 156 positions below authorized staffing levels.

Q. What will happen to the Duane Arnold Nuclear Plant owned and operated by IES?

A. There are no current plans to do anything other then to continue to operate it.

Midwest Resources and Iowa-Illinois Merger

Q. What programs were offered in the merger between Midwest Resources and Iowa-Illinois to assist with staff reductions?

A.  The programs offered included:
     * Incentive Retirement Program - offered to salaried employees and the Local 109 union who were 55 years of age and had 10 years of employment as of December 31, 1995.
     *   Relocation Program - offered to salaried and union employees.
     *   Severance Program - offered to salaried and former MWR union employees.

Q.  What were the provisions included in the incentive retirement program?

A.  The program provided:
     * Adding three years to each participant's years of service for pension and retiree medical purposes.
     *   No actuarial reductions to the pension plan for early retirement.
     *   An additional benefit of $450 per month to age 62.
     * The same medical benefits and contribution amounts as active employees to age 65.

Q.  What were the provisions of the severance program for salaried employees?

A. For Midwest Power Systems employees in pay grades 11 and 12 and Iowa-Illinois utility employees who were non-officer executives, the program included:
     *   A one-time payment equal to the employee's current annual salary.
     * The same level of medical and life insurance coverage as an active employee and on the same cost-sharing basis for one year.
     *   Out placement services for one year.

For all salaried utility employees not covered under the above section, the program included: o A one-time payment equal to ten weeks of the employee's current salary plus the
         employee's years of service times one week pay.
     * The same level of medical and life insurance coverage as an active employee and on the same cost-sharing basis for six months.
     *   Out placement services.

Q. What were the provisions of the severance program for bargaining unit employees (local 499)?

A.  Bargaining unit employees were eligible for:
     *   A lump sum amount equal to $30,000 + $850 per year of service.
     * South, Clerical and Gas South Contract employees who elected immediate retirement and desired health insurance coverage under this Agreement a monthly subsidy of $166.67 to age 62.

Q.  How were the staffing reductions achieved?

A.  Staffing reductions:
     * 100 positions reduced due to attrition - A hiring freeze began with the announcement of the merger.
     *   299 positions reduced by the incentive retirement program.
     *   211 positions reduced through voluntary buyouts
     * 192 positions reduced through involuntary buyouts (this includes about 100 salaried employees that qualified for severance prior to the filling of the final open application tier)
     * 802 total reductions. 76% of the reductions were voluntary. MidAmerican is currently 156 positions below authorized staffing levels.

Q.  Did MidAmerican hire consultants to design MidAmerican Energy Company?

A. 16 subteams of approximately 150 employees studied their functional area. Subteams made recommendations of the structure and staffing for their area. A transition team of employees and an outside consultant incorporated the subteams' recommendations to design MidAmerican Energy Company.

Q. Why were the reductions of 250 employees announced when there were ultimately 850 reductions?

A. An estimated reduction of 250 jobs was announced July 27, 1994. This reduction was based on redundant functions. On January 30, 1995 the transition team announced a new employment reduction target of 650. The additional 400 positions was to position MidAmerican as a low-cost, high-quality service provider in the utility industry. There were 802 participants in the reduction programs. We are currently 156 positions below authorized staffing levels.

Q.  What employees made up the subteam?

A. Team members were from the functional group being studied as well as, in most cases, internal customers of the areas reviewed. Union members were not part of the subteam.

Open Application

Q.  How were employees placed in their current positions?

A. Employees applied for positions through an open application process. This allowed employees the maximum level of input related to desired positions and location. This was done by pay band, starting with highest pay bands first and moving down sequentially through the pay band structure. An oversight committee was in place to ensure equal employment opportunity principles were used.

Q.  Will there be an open application process if MidAmerican and IES merge?

A.   No.

Q.  How many office closings resulted with the merger?

A. We had too many offices and needed consolidation. 31 customer offices and 23 service centers were closed. In some cases, we shared common customers and needed to gain efficiencies.


Compensation

Q.  How is the salary pay system structured?

A. MidAmerican moved to a broad-banding concept. Salaried positions are grouped together in 8 pay bands. Note: see the attached list of pay bands for specific questions. Bargaining unit employees should refer to their bargaining agreement.

Q.  When do employees receive pay reviews?

A.   Salaried employees receive annual pay reviews in July.

Benefits

Q.  What are the benefit plans available to MidAmerican employees.

A. MidAmerican offers medical, dental, vision, disability, life and dependent life insurance, vacation purchase and medical and dependent flexible spending accounts. Highlights of current plans are provided as an attachment. Advantages, MidAmerican's benefit program for salaried employees, is in the process of being implemented. Some of the Advantages benefit plans were effective January 1, 1996, while others will change on January 1, 1997.

Q.  Do employees have more than one medical plan available?

A. The current medical plans available include a PPO (preferred provider organization) and an HMO (health maintenance organization) where available. For the 1997 plan year, employees will have the following medical plans available:
     * Comprehensive Plan with a Preferred Provider Organization, including a prescription drug card. The plan will be administered by Blue Cross Blue Shield.
     * Unity Choice and Heritage (John Deere), where available o IA Care, the employer coalition health care plan available to employees in the Des Moines area. Employees will have the choice of three healthcare networks.

Q.  How much do employees pay for medical coverage?

A. Currently employees pay from $0.00 to $18.08 for single coverage or $0.00 to $112.16 for family coverage.

Q.  What is the vacation schedule?

A. Employees accrue vacation based on the their years of service with MidAmerican and its predecessors. Vacation is posted on January 1 of each year. Following is the vacation accrual schedule.
     Years of Service                       Vacation Accrual
     1-6                                    2 weeks
     7-14                                   3 weeks
     15-23                                  4 weeks
     24 or more                             5 weeks
     Union employees vacation accrual is subject to their labor agreement.

Q.  Can employees purchase additional vacation?

A. Salaried and clerical union employees may purchase up to five additional days per year. Vacation purchase is made with pre-tax payroll deductions.

Q.  How many holidays do employees receive?

A.   Employees receive eight fixed holidays and two floating holidays.

Q.  Are part-time employees eligible for benefits?

A. Part-time salaried employees are currently eligible for vacation accrual and holiday pay on a prorated basis and are eligible the for pension plan and 401(k) after completing one year of service and 1,000 hours. Former Midwest Power Systems' employees may elect medical coverage. Beginning in 1997, salaried part-time employees will have the option to elect medical, dental, vision, disability and life insurance coverage as well.

401(k) Retirement Savings Plan

Q.  Does MidAmerican have a 401(k) plan?

A. Yes. All full-time and part-time employees are eligible to participate in the plan. Employees may contribute up to 15 percent of their pay on a pre-tax or post-tax basis. (There is a cap of $9,500 for 1996.)

Q.  What portion of the employee's contribution does MidAmerican match?

A. The company match for salaried employees in 1996 is 65 percent of the first six percent of pre-tax contributions. The company match for union employees ranges from 33 1/3 percent to 65% of the first six percent of pre-tax contributions.

Q.  Who provides record-keeping and administrative services for the plan?

A.   Merrill Lynch.

Q.  What are the investment options?

A.   Employees may select from eight investment funds:
     * Stable Value Fund, which invests primarily in guaranteed investment contracts.
     * Balanced Fund, which provides a combinations of fixed-income and equity investments.
     * S&P Index Fund, which invests in approximately the same securities as the Standard & Poor's 500 Total Return Index.
     * MidAmerican Energy Company Common Stock Fund, which invests in company stock.
     * Equity Growth Fund, which invests in equity securities of companies with above-average growth characteristics.
     * Equity Small Cap Fund, which invests in equity securities of "small cap" companies in growth or emerging growth business.
     * International Fund, which invests in equity securities of companies outside the United States.

Q.  Can employees borrow from the plan?

A.   Yes.

Pension

Q.  Does MidAmerican offer a pension plan?  If so, please describe.

A. A new type of pension plan, called a cash balance plan, will be implemented January 1, 1997 for salaried employees. The cash balance plan offers an improved concept in retirement benefits by combining the security of a traditional pension plan with the flexibility and portability of a 401(k) plan. The cash balance plan:

     * meets MidAmerican's objective to unify current plans and offer an equitable pension plan for all salaried employees.
     * is easier to understand than a traditional defined benefit plan. Employees will receive an annual statement showing the total value of their pension in today's dollars.
     *   is designed to meet the changing needs of a diverse, mobile work force.
     *   allows MidAmerican to attract and retain high quality employees.

     A cash balance account grows in two ways:

     *    the company makes annual allocations to the account.
     *    "interest" credits are added to the account each year.

     Union employees are eligible for a pension plan. There are differences between the pension formulas between union groups. The pension formulas range from 1.01 percent to 1.60 percent of final average pay times years of service.

Q. How will my existing pension be converted to MidAmerican's cash balance plan?

A. This process would need to be reviewed. Currently, the transition includes converting the accrued benefit you have earned in your current pension plan to a lump sum. The lump sum is the initial account balance in the cash balance plan.

Benefits - General

Q.  Will my years of service count towards my benefits with MidAmerican?

A.   MidAmerican would honor your prior years of service for benefit purposes.

Q.  If the merger is successful, what will my benefits be?

A. If the merger is successful, salaried employees will be part of the MidAmerican salaried benefits plan. Bargaining unit employees' benefits are generally subject to negotiations.

Policies

Q. Does MidAmerican offer tuition reimbursement for employees interested in furthering their education?

A. Yes. MidAmerican's Education Assistance Program, offers full-time employees 100 percent reimbursement for tuition and book costs for course work at the senior and graduate level and 75% for undergraduate courses through a student's third year. Employees passing professional examinations will be reimbursed for the full cost of their fees and expenses.

Q.  Does MidAmerican have a policy on hiring relatives of employees?

A. Yes. The company will not employ relatives of a current employee as defined in the Nepotism Policy. This applies to future hiring. Should an employee marry another employee, arrangements must be made so that one of the employees does not have supervisory responsibility over the other.

Q. What is the reimbursement for mileage of personal vehicles used for company business?

A.   Employees are currently reimbursed at $0.31 per mile.

Q.  What is the average age of employees working for MidAmerican?

A.   42 years old.

Q.  What is the average length of service for employees working for MidAmerican?

A.   13 years.